SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of FEBRUARY, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                   RYANAIR DELIVERS RECORD Q.3. PROFITS

                Traffic grows by 46%, profits rise by 50%


Ryanair, Europe's No.1 low fares airline today (4 Feb'03) announced record traffic and profit growth for Q.3 (end 31 Dec'02). Passenger traffic for the quarter grew by 46% to 3.9m and average load factor jumped from 79% to 86%, primarily due to a further 8% reduction in fares - as predicted - during the quarter. This reduction in yields reflects the 1 million free seats promotion last October, the launch of four new routes from Frankfurt Hahn in December, and Ryanair's continuing policy of offering the lowest fares in all markets. Total revenues in the quarter rose by 37%, however operating costs - rose at a slower rate by 28%. As a result Ryanair's after tax margins, during the worst quarter in the year increased from 21% to 23%, and Net Profit increased by 50% to EUR43.2m.


Summary Table of Results (Irish GAAP) - in Euro


Quarter ended                                        Dec 31, 2001                Dec 31, 2002         % Increase

Passengers                                                  2.69m                       3.93m              + 46%
Revenue                                                    135.5m                     185.90m              + 37%
Profit after tax                                            28.8m                      43.20m              + 50%
Basic EPS (Euro Cents)                                      3.98c                       5.72c              + 44%

Ryanair's Chief Executive, Michael O'Leary said;


        "These are another good set of numbers which result from the disciplined way we are rolling out our low fares all over Europe. They again highlight the difference between Ryanair and other so called "low fare" carriers in Europe. We continue to earn increasing profits even during the Winter period when others have confirmed that they will suffer losses. Ryanair's reducing cost base enables us to continue to drive down air fares. Lower fares mean higher load factors on our new larger aircraft, whose lower operating costs in turn result in increased profits. This is a virtuous cycle of lower costs, lower fares, faster growth and increasing profits. No other airline in Europe can match Ryanair's low fares and the gap between Ryanair's prices and the rest continues to widen.

        "We continue to be surrounded by opportunities. The average load factor on our four new routes from Frankfurt Hahn in December was over 80%. Advance bookings at our new Milan Bergamo base (which starts on 6 February) suggest that load factors for the first month will be in the very high 70's if not 80% as well, and the initial customer response to our ninth European base at Stockholm Skavsta (which we announced last Tuesday) has been very encouraging. Based on our estimates for the final quarter we are now raising our guidance for the full year to EUR235m net profit after tax.

        "We continue to limit any risks associated with our capacity growth by spreading it across our network, launching new bases, new routes from existing bases, and increasing frequency on existing routes. Last week we announced our ninth European base at Stockholm Skavsta, but also five new routes from London Stansted (to France, Holland, Norway and Germany) and significantly increased frequency this Summer to Frankfurt (6 daily flights), Rome (5 a day), Stockholm (5 a day), Barcelona (3 a day) among others.


        "All of this growth justifies our 100 new aircraft order which was announced last Friday. With world-wide aircraft orders now significantly down, there has never been a better time to buy new aircraft. We are proud to extend our partnership with Boeing, the maker of the world's most popular and best commercial aircraft, the Boeing 737. By ordering a total of 125 firm and 125 option aircraft we can begin the replacement of the 737-200 series, and maintain further organic growth across Europe as we transform Ryanair into the airline with the youngest fleet in Europe, in addition to being the most punctual (which we already are) and the lowest cost (which we already are).

        "The purchase of Buzz for the insignificant net cash sum of under EUR5m, which was also announced last week was an opportunity too good to miss. We will be eliminating a number of Buzz's loss making routes in order to allocate some of the aircraft to increase frequency on existing Buzz routes from London Stansted. The combination of Ryanair's low fares and more efficient airports, as well as the conversion of Buzz into an all 737 operator over the next 12 months will result in the Buzz operation becoming profitable for the first time as we double its traffic from under 2m to over 4m pax p.a. We are aware that some commentators fear that we are biting off more than we can chew. We are conscious of this but one cannot always control the timing of opportunities that present themselves. However the purchase price, made this deal in our view, a very attractive proposition. Fortune favours the brave, and as Warren Buffet has proven many times, the time to buy is when everyone else is selling and prices are low. I believe that this is one of those times.

        "With the addition of the Buzz traffic, and Ryanair's own organic growth, we expect to carry up to 24 million passengers in the coming fiscal year (end 31 March'04), a figure that would see Ryanair challenge Air France for the position of Europe's third largest international scheduled airline. We have the low fares formula, the people and the unrelenting determination to achieve these targets, by delivering disciplined, profitable, low fares growth to millions and millions of European consumers.

        "Finally a word on the recently announced EU investigation of Ryanair's cost base at Brussels Charleroi Airport. This investigation will be the test case for the cause of competition, choice and low fare air travel in the European Union for the next 25 years. Many of our competitors including high cost airports and high cost airlines will seek to use this case to block Ryanair's rapid growth at secondary and regional airports. They do this in the hope of imposing higher costs and higher air fares upon consumers and to block competition and choice. They want to return to the bad old days of high fares for the rich few. This is wrong. The sole purpose of these incumbent complainers is to prevent the spread of choice and lower fares and to limit the growth of low fare air travel in Europe.

        "The success of low fare airlines in the United States over the past 30 years and of Ryanair in Europe over the past 10 years depends upon encouraging and incentivizing underused secondary and regional airports to compete with dominant hub airports by providing lower costs and efficient facilities to those airlines who are willing to offer lower air fares to attract consumers to these airports. This is the very essence of free market competition, and it is already generating enormous savings for European consumers.



        "I have every confidence that the Commissioner for Transport, Loyola de Palacio will rule in favour of Brussels Charleroi and the Belgian Government, as the evidence is overwhelming that (1) there is no element of State aid in our cost base and (2) secondary and regional airports offering lower costs and more efficient facilities allied to low fare services provided by Ryanair and others is in the best interests of competition and EU consumers.

        "European integration and harmonisation depends upon the ease of movement of people around the European community. For years in Europe air travel was confined to the rich few. Ryanair has changed all of that over the past ten years, and we are confident of the continuing support of Commissioner de Palacio and the EU Commission as we extend and expand the range of choice, routes, services and lower prices that we offer European consumers.



ENDS 4TH FEBRUARY 2003

For results and further information     Howard Millar        Pauline McAlester
                    please contact:     Ryanair Holdings Plc Murray Consultants

                                        Tel: 353-1-8121212    Tel: 353-1-4980300

                                www.Ryanair.com



Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is Europe's largest low fares airline with 82 low fare routes across 15 countries. Ryanair has a fleet of 52 Boeing 737's, and firm orders for up to a further 94 new 737-800's which will be delivered over the next 5 years. Ryanair currently employs a team of 1,800 people and expect to carry approximately 15 million scheduled passengers in the current year.

www.RYANAIR.COM was launched in January 2000 and is already Europe's largest travel website. This is the only internet site to guarantee the lowest fares on the web.



Ryanair Holdings plc and Subsidiaries
Consolidated Profit and Loss Accounts in accordance
with UK and Irish GAAP(unaudited)
                                                                 Quarter       Quarter      Nine months      Nine months
                                                                   ended         ended            ended            ended
                                                                 Dec 31,       Dec 31,          Dec 31,          Dec 31,
                                                                    2002          2001             2002             2001
                                                                 EUR'000       EUR'000          EUR'000          EUR'000
Operating Revenues
Scheduled revenues                                               157,407       117,142          568,514          423,634
Ancillary revenues                                                28,497        18,407           81,979           56,142
Total operating revenues
-continuing operations                                           185,904       135,549          650,493          479,776

Operating expenses
Staff costs                                                       21,822        18,974           68,554           57,347
Depreciation and amortisation                                     19,014        14,541           56,877           44,691
Other operating expenses
          Fuel & Oil                                              29,355        25,222           97,777           79,466
          Maintenance, materials and repairs                       6,197         5,439           23,340           19,548
          Marketing and distribution costs                         2,865         1,115           10,972           10,525
          Aircraft rentals                                             -           101                -            3,980
          Route charges                                           15,944        11,092           49,694           35,548
          Airport and Handling charges                            26,224        20,343           82,430           65,190
          Other                                                   15,772        10,581           44,643           34,322

Total operating expenses                                         137,193       107,408          434,287          350,617

Operating profit - continuing operations                          48,711        28,141          216,206          129,159

Other income/(expenses)
Interest receivable and similar income                             8,187         8,205           24,192           20,828
Interest payable and similar charges                             (8,083)       (4,625)         (22,137)         (13,776)
Foreign exchange (losses)/gains                                  (1,012)         1,228          (1,733)          (1,353)
(Loss)/gain on disposal of fixed assets                              (8)             1             (29)              527

Total other income/(expenses)                                      (916)         4,809              293            6,226

Profit on ordinary activities
before taxation                                                   47,795        32,950          216,499          135,385

Tax on profit on ordinary activities                             (4,643)       (4,114)         (22,401)         (18,511)

Profit for the period                                             43,152        28,836          194,098          116,874
Earnings per ordinary share
          -Basic(Euro cent)                                         5.72          3.98            25.71            16.13
          -Diluted(Euro cent)                                       5.63          3.92            25.34            15.91

Number of ordinary shares(in 000's)*
          -Basic                                                 755,031       724,613          755,031          724,356
          -Diluted                                               766,705       734,989          765,853          734,510


*The Company implemented a 2:1 share split on December 7th, 2001. Share capital and earnings per share figures have been restated to give effect to the share split.
                                                                          Page 1


Ryanair Holdings plc and Subsidiaries
Consolidated Balance Sheets in accordance with UK and Irish GAAP

                                                                      December 31,                             March 31,
                                                                              2002                                  2002
                                                                           EUR'000                               EUR'000
                                                                         Unaudited
Fixed assets
Tangible assets                                                          1,165,767                               951,806

Current Assets
Cash and liquid resources                                                1,040,854                               899,275
Accounts receivable                                                         13,910                                10,331
Other assets                                                                16,928                                11,035
Inventories                                                                 18,706                                17,125

Total current assets                                                     1,090,398                               937,766

Total assets                                                             2,256,165                             1,889,572

Current liabilities
Accounts payable                                                            75,148                                46,779
Accrued expenses and other liabilities                                     205,606                               217,108
Current maturities of long term debt                                        52,820                                38,800
Short term borrowings                                                        1,795                                 5,505

Total current liabilities                                                  335,369                               308,192

Other liabilities
Provisions for liabilities and charges                                      59,907                                49,317
Accounts payable due after one year                                          5,161                                18,086
Long term debt                                                             659,356                               511,703
                                                                           724,424                               579,106
Shareholders' funds - equity
Called - up share capital                                                    9,587                                 9,587
Share premium account                                                      553,457                               553,457
Profit and loss account                                                    633,328                               439,230

Shareholders' funds - equity                                             1,196,372                             1,002,274
Total liabilities and shareholders' funds                                2,256,165                             1,889,572


Ryanair Holdings plc and Subsidiaries
Consolidated Cashflow Statements in accordance with UK and Irish GAAP (unaudited)

                                                                           Ryanair             Ryanair
                                                                      Holdings plc        Holdings plc
                                                                       Nine months         Nine months
                                                                             ended               ended
                                                                           Dec 31,             Dec 31,
                                                                              2002                2001
                                                                           EUR'000             EUR'000
Net cash inflow from operating activities                                  260,950             191,782

Returns on investments and servicing of finance                            (4,257)               6,022
Taxation                                                                   (2,212)             (4,533)
Capital expenditure(including aircraft deposits)                         (270,867)           (165,978)
Acquisitions and disposals                                                       -                   0
Aircraft deposits                                                                0                   0

Net cash (outflow)/inflow before financing
and use of liquid resources                                               (16,386)              27,293

Financing                                                                  161,675              76,695
(Increase) in liquid resources                                           (156,153)           (117,574)

(Decrease) in cash                                                        (10,864)            (13,586)

Analysis of movement in liquid resources
Liquid resources at beginning of year                                      816,023             564,782
Increase in period                                                         156,153             117,574

Liquid resources at end of period                                          972,176             682,356

Analysis of movement in cash
At beginning of year                                                        77,747              56,860
Net cash outflow                                                          (10,864)            (13,586)

Net cash at end of period                                                   66,883              43,274


Ryanair Holdings plc and Subsidiaries
Consolidated Statement of Changes in Shareholders' Funds - Equity in accordance with UK and Irish GAAP (unaudited)

                                                                                        Share     Profit
                                                                        Ordinary      premium   and loss
                                                                          shares      account    account        Total
                                                                         EUR'000      EUR'000    EUR'000      EUR'000

Balance at April 1, 2002                                                   9,587      553,457    439,230    1,002,274

Profit for the period                                                          -            -    194,098      194,098

Balance at December 31, 2002                                               9,587      553,457    633,328    1,196,372


Ryanair Holdings plc and Subsidiaries
Consolidated Profit and Loss Accounts in accordance with US GAAP (unaudited)


                                                                Quarter      Quarter        Nine months      Nine months
                                                                  ended        ended             ended             ended
                                                                Dec 31,      Dec 31,           Dec 31,           Dec 31,
                                                                   2002         2001              2002              2001
                                                                EUR'000      EUR'000           EUR'000           EUR'000
Operating Revenues
Scheduled revenues                                              157,407      117,142           568,514           423,634
Ancillary revenues                                               28,497       18,407            81,979            56,142

Total operating revenues
-continuing operations                                          185,904      135,549           650,493           479,776

Operating expenses
Staff costs                                                      21,558       18,773            67,780            56,744
Depreciation and amortisation                                    19,014       14,541            56,877            44,691
Other operating expenses
            Fuel & Oil                                           29,355       25,222            97,777            79,466
            Maintenance, materials and repairs                    6,197        5,439            23,340            19,548
            Marketing and distribution costs                      2,865        1,115            10,972            10,525
            Aircraft rentals                                          -          101                 -             3,980
            Route charges                                        15,944       11,092            49,694            35,548
            Airport and Handling charges                         26,224       20,343            82,430            65,190
            Other                                                15,750       10,559            44,577            34,256

Total operating expenses                                        136,907      107,185           433,447           349,948

Operating profit - continuing operations                         48,997       28,364           217,046           129,828

Other income/(expenses)
Interest receivable and similar income                            8,187        8,205            24,192            20,828
Interest payable and similar charges                            (6,492)      (4,625)          (18,406)          (13,776)
Foreign exchange losses                                         (1,012)        1,228           (5,922)           (1,353)
(Loss)/gain on disposal of fixed assets                             (8)            1              (29)               527

Total other income/(expenses)                                       675        4,809             (165)             6,226

Profit on ordinary activities
before taxation                                                  49,672       33,173           216,881           136,054

Tax on profit on ordinary activities                            (4,869)      (4,131)          (22,091)          (18,562)

Net Income                                                       44,803       29,042           194,790           117,492

Net Income per ADS *
            -Basic(Euro cent)                                     29.67        20.04            128.99             81.10
            -Diluted(Euro cent)                                   29.22        19.76            127.17             79.98

Weighted Average number of shares*
            -Basic                                              755,031      724,613           755,031           724,356
            -Diluted                                            766,705      734,989           765,853           734,510



*The Company implemented a 2:1 share split on December 7th, 2001. Share capital and earnings per share figures have been restated to give effect to the share split.( Each ADS represents five ordinary shares)


Ryanair Holdings plc and Subsidiaries
Summary of significant differences between UK, Irish and US generally accepted accounting principles(unaudited)


(A) Net income under US GAAP
                                                                     ---Quarter ended----      ----Nine months ended---
                                                                     Dec 31,      Dec 31,        Dec 31,         Dec 31,
                                                                        2002         2001           2002            2001
                                                                     EUR'000      EUR'000        EUR'000         EUR'000
Profit as reported in the consolidated profit and
loss accounts in accordance with UK and Irish GAAP                    43,152       28,836        194,098         116,874

Adjustments
Pension                                                                  148           85            425             255
Derivative financial instruments(net of tax)                               -            -        (4,189)               -
Employment grants                                                        116          116            349             348
Capitalised interest re aircraft acquisition programme                 1,591            -          3,731               -
Darley Investments Limited                                                22           22             66              66
Tax effect of adjustments                                              (226)         (17)            310            (51)

Net income under US GAAP                                              44,803       29,042        194,790         117,492



(B) Consolidated Cashflow Statements in accordance
with US GAAP
                                                                                               ----Nine months ended---
                                                                                                 Dec 31,         Dec 31,
                                                                                                    2002            2001
                                                                                                 EUR'000         EUR'000
Cash inflow from operating activities                                                            254,481         193,271
Cash (outflow) from investing activities                                                       (233,687)       (112,455)
Cash inflow from financial activities                                                            157,965          71,870

Increase in cash and cash equivalents                                                            178,759         152,686
Cash and cash equivalents at beginning of year                                                   482,492         389,059

Cash and cash equivalents at end of year                                                         661,251         541,745

Cash and cash equivalents under US GAAP                                                          661,251         541,745
Deposits with a maturity of between three and six months                                         379,603         184,138

Cash and liquid resources under UK and Irish GAAP                                              1,040,854         725,883


Ryanair Holdings plc and Subsidiaries
Summary of significant differences between UK, Irish and US generally accepted accounting principles(unaudited)


(C) Shareholders' funds - equity
                                                                                                 Dec 31,         Dec 31,
                                                                                                    2002            2001
                                                                                                 EUR'000         EUR'000
Shareholders' equity as reported in the consolidated balance
sheets (UK and Irish GAAP)                                                                     1,196,372         787,131

Adjustments:
Pension                                                                                            2,839           1,918
Employment grants                                                                                  (120)           (585)
Capitalised interest re aircraft acquisition programme                                             8,758               -
Darley Investments Limited                                                                         (261)           (349)
Derivative financial instruments(net of tax)                                                    (68,528)           6,021
Tax effect of adjustments                                                                        (1,450)           (655)

Shareholders' equity as adjusted to accord with US GAAP                                        1,137,610         793,481

Opening shareholders' equity under US GAAP                                                     1,019,607         674,386
Comprehensive Income adjustments
Investments                                                                                            -           (588)
Unrealised (losses)/gains on derivative financial instruments(net of tax)                       (76,787)           1,832
                                                                                                (76,787)           1,244
Net income in accordance with US GAAP                                                            194,790         117,492
Stock issued for cash                                                                                  -             359
Closing shareholders' equity under US GAAP                                                     1,137,610         793,481

                              Ryanair Holdings plc

                 Management Discussion and Analysis of Results



Summary Quarter Ended December 31, 2002

Consolidated Profit and Loss

Profit after tax has increased by 50% to EUR43.2m, compared to EUR28.8m in the previous quarter ended December 31, 2001 driven principally by the strong growth in passenger volumes and continued tight cost control. Total Operating Revenues increased by 37% to EUR185.9m, whilst scheduled revenues grew by 34% to EUR157.4m due to a combination of a 46% growth passenger volumes, offset by an 8% decline in average fares. The combination of lower fares and the successful launch of new routes resulted in the Passenger Load Factor increasing from 79% to 86% (albeit at the expense of yields) during the period. Ancillary Revenues increased by 55% to EUR28.5m and have continued to grow at a faster rate than the increase in passenger volumes during the period.

Total Operating Expenses increased by 28% to EUR137.2m, due to the increased level of activity, and the increased costs, primarily depreciation, route charges and airport & handling costs associated with the growth of the airline. All major costs increased at a lower rate than the growth in passenger volumes due to a combination of increased staff productivity, improved operational efficiencies and our policy of hedging fuel and foreign currency requirements. Marketing and Distribution increased by EUR1.8m to EUR2.9m reflecting a higher level of advertising spend due to the launch of a new base and routes during the period. Operating Margin has increased by 5 points to 26% compared to last quarter whilst Operating Profit has increased by 73% to EUR48.7m. Profit after Tax has increased by 50% reflecting the strong trading performance and also the impact of the decline in the headline corporation tax rate in Ireland. For the reasons outlined Net Margin has increased from 21% to 23% in the quarter.

Earnings per share has risen by 44% to 5.7 euro cent, lower than the growth in profit due to an increased number of shares in issue post the share offering in February 2002.



Balance Sheet

Cash and Liquid Resources have increased from EUR899.3m at March 31, 2002 to EUR1,040.9m at December 31, 2002, reflecting the increased cash flows from the profitable trading performance during the period. An additional eight aircraft were delivered, five in the last quarter, which in addition to aircraft deposits accounted for the bulk of the EUR270.9m incurred in capital expenditure. This was part funded by the draw down of long term debt which increased, net of repayments, by EUR161.7m during the period. Shareholders' Funds at December 31, 2002 have increased to EUR1,196.4m, compared to EUR1,002.3m at March 31, 2002.







Summary - Nine months ended December 31,2002

Profit after tax has increased by 66% to EUR194.1m, compared to EUR116.9m in the previous nine months ended December 31, 2001 driven by continued strong growth in passenger volumes and tight cost control. Operating margins have increased by 6 points to 33% which has resulted in Operating Profit increasing by EUR87.0m to EUR216.2m compared to nine months ended December 31, 2001.

Total Operating Revenues grew by 36% to EUR650.5m whilst passengers numbers have increased by 40% to 11.8m.

Scheduled Passenger revenues increased by 34% to EUR568.5m due to strong passenger volume growth, offset by a 4% decline in average fares during the period. Passenger growth was particularly strong at our two European bases, Brussels-Charleroi and Frankfurt Hahn. Ancillary Revenue grew by 46% to EUR82.0m, faster than the growth in passenger volumes and primarily reflects the growth in Car Hire, On-board sales, non-flight scheduled revenue, and income generated from Ryanair.com. Charter income declined due to a reduction in the level of seat capacity allocated to the Charter programme compared to last year.

Total Operating Expenses increased by 24% to EUR434.3m due to the increased level of activity, and the increased costs, primarily fuel, depreciation, route charges and airport & handing costs associated with the growth of the airline. Operating costs rose at a slower rate than the growth in revenues reflecting the positive impact on costs due to the introduction of the 737-800 aircraft to the fleet.

Net margins have as a result of above increased from 24% to 30% whilst Net Profit increased by 66% to EUR194.1m.

Earnings per share has risen by 59% to 25.71 euro cent, which is lower than the growth in net profit due to an increased number of shares in issue post the share offering in February 2002.








Detailed Discussion and Analysis - Quarter Ended December 31, 2002

Profit after tax has increased by 50% to EUR43.2m driven by strong growth in passenger volumes and continued tight cost control. Operating margins have increased to 26% from 21% in the comparative period whilst Operating Profit increased by 73% to EUR48.7m compared to the quarter ended December 31, 2001.Profit before tax increased by 45% to EUR47.8m.

Total Operating Revenues increased by 37% to EUR185.9m whilst passenger volumes increased by 46% to 3.9m.

Scheduled Passenger Revenues increased by 34% to EUR157.4m, reflecting the increase in passenger volumes arising from the successful launch of new routes and the new base at Frankfurt-Hahn offset by a decline in average fares of 8% during the quarter.

Ancillary Revenues increased by 55% to EUR28.5m, which is higher than the growth in passenger volumes, and reflects strong growth in all areas of ancillary revenues particularly hotel, travel insurance and internet related activities.


Total Operating Expenses increased by 28% to EUR137.2m due to the increased level of activity, and the increased costs primarily depreciation, fuel, route charges and airport & handling costs associated with the growth of the airline.

Staff costs have increased by 15% to EUR21.8m. This increase reflects a 13% increase in average employee numbers to 1,761. Pilots, who earn higher than the average salary, accounted for 52% of the increase in employment.

Depreciation and Amortisation increased by 31% to EUR19.0m due to an increase in the number of aircraft owned from 39 to 49 and the amortisation of capitalised maintenance costs, offset by savings arising from the increase in the number of fully depreciated aircraft.

Fuel costs rose by 16% to EUR29.4m due to a 35% increase in the number of hours flown, offset by a lower US$ cost per gallon of fuel and an improvement in the fleet fuel burn rate due to a higher proportion of 737-800 aircraft operated.

Maintenance costs increased by 14% to EUR6.2m reflecting an increase in the size of the fleet operated, an increase in the number of flight hours, offset by maintenance savings arising from the increase in the number of 737-800 aircraft operated.

Marketing and Distribution Costs increased by EUR1.8m to EUR2.9m due to increased marketing and advertising costs associated with the launch of new routes and bases, and the costs incurred from promoting various seat sales during the period.

Aircraft Rental Costs did not arise during the period reflecting the reduced requirement to rent additional seat capacity arising from the delivery of the new 737-800 aircraft.

Route Charges increased by 44% to EUR15.9m due to a 35% increase in the number of flight hours flown, an increase in the weight of aircraft operated which incur a higher charge, and an increase in the basic unit rate in some countries.

Airport and Handling Charges increased by 29% to EUR26.2m which is less than the growth in passenger volumes and reflects the lower charges on our new European routes and at our new bases.





Other Expenses increased by 49% to EUR15.8m, which is slightly less than the growth in ancillary revenues reflecting improved margins on some new and existing products.

Operating Profits have increased by 73% to EUR48.7m due to the reasons outlined above.

Interest Receivable has remained at EUR8.2m despite an increase in the level of cash and liquid resources and reflects the lower interest rate environment that existed during the period. Interest Payable increased by EUR3.4m to EUR8.1m due to the increased level of debt arising from the acquisition of new aircraft.

Foreign exchange losses of EUR1.0m arose on the conversion of sterling bank balances at period end rates.

Taxation increased 13% to EUR4.6m, less than the growth in profits primarily due to the continued decline in the headline rate of Corporation Tax in Ireland.







Detailed Discussion and Analysis - Nine months ended December 31, 2002

Profit after tax has increased by 66% to EUR194.1m driven by strong growth in passenger volumes and continued tight cost control and as a result Net margins have increased by 6 points to 30% from 24% in the comparative period.

Total Operating Revenues increased by 36% to EUR650.5m whilst passenger volumes increased by 40% to 11.8m.

Scheduled Passenger Revenues increased by 34% to EUR568.5m primarily due to increased passenger numbers on new and existing routes, partly offset by a 4% decline in average fares.

Ancillary Revenues increased by 46% to EUR82.0m, which is higher than the growth in passenger volumes, and reflects increases in car hire revenues, other ancillary product revenues, and internet-related revenues, offset by a reduction in Charter revenues due to the continued focus on the scheduled operation.

Total Operating Expenses increased by 24% to EUR434.3m due to the increased level of activity, and the increased costs primarily staff, depreciation, fuel, route charges and airport & handling costs associated with the growth of the airline.

Staff costs have increased by 20% to EUR68.6m. This increase reflects a 9% increase in average employee numbers to 1,696. Pilots, who earn higher than the average salary, accounted for 51% of the increase in employment. The increase in the level of activity has also resulted in an increase in the level of productivity-based pay for both pilots and Inflight crew.

Depreciation and Amortisation increased by 27% to EUR56.9m due to an increase in the number of aircraft owned from 41 to 49 and the amortisation of capitalised maintenance costs offset by savings due to the increase in the number of aircraft fully depreciated.

Fuel costs rose by 23% to EUR97.8m due to a 30% increase in the number of hours flown, and the adverse impact of the strengthening of the US dollar to the Euro offset by a decrease in the average US$ cost per gallon of fuel.

Maintenance costs increased by 19% to EUR23.3m reflecting an increase in the size of the fleet operated, and an increase in the number of flight hours offset by savings due to improved reliability arising from the higher proportion of 737-800 aircraft as a percentage of the total fleet.

Marketing and Distribution Costs increased by 4% to EUR11.0m due to a higher spend on the promotion of new routes and the launch of new bases at Brussels-Charleroi and Frankfurt-Hahn partly offset by savings arising from an increase in the level of direct bookings via the internet.

Aircraft Rental Costs did not arise during the period reflecting the reduced requirement to rent additional seat capacity arising from the delivery of the new 737-800 aircraft.


Route Charges increased by 40% to EUR49.7m due to an increase in the number of sectors flown, an increase in the weight of aircraft operated which incur a higher charge, an increase in the average sector length and an increase in the basic unit cost in some countries.

Airport and Handling Charges increased by 26% to EUR82.4m due to an increase in the number of passengers flown, and the impact of increased airport and handling charges on some existing routes, offset by lower charges on our new European routes and at our new bases.

Other Expenses increased by 30% to EUR44.6m, which is less than the growth in ancillary revenues due to improved margins on some new and existing products, and cost reductions achieved on other indirect costs.

Operating margins have increased to 33% due to the reasons outlined above and this has resulted in Operating Profits increasing by 67% to EUR216.2m during the period.

Interest Receivable increased by EUR3.4m to EUR24.2m reflecting the strong growth in cash resources arising from the profitable trading performance during the period and the receipt of proceeds from the secondary offering in February 2002. Interest Payable increased by EUR8.4m to EUR22.1m due to the increased level of debt arising from the acquisition of new aircraft.

Foreign exchange losses arose primarily due to the conversion of sterling bank balances to euro at the period end. The losses have increased during the last quarter due to the strengthening of the Euro against Sterling.

Taxation has increased by 21% during the period, less than the growth in pre-tax profits and primarily reflects the continued decline in the headline rate of Corporation Tax in Ireland.

The Company's Balance Sheet continues to benefit from the strong growth in profits. Tangible fixed assets increased to EUR1,165.8m from EUR951.8m principally as a result of the delivery of eight additional aircraft since March 31, 2002 and the payment of deposits for new deliveries. The Company generated cash from operating activities of EUR261.0m, which funded advance payments on future deliveries whilst the balance is reflected in the higher cash and liquid resources figure of EUR1,040.9m. Total Debt has increased by a further EUR161.7m, net of repayments, since March 31, 2002 to EUR712.2m. Shareholder's Funds at December 31, 2002 have increased to EUR1,196.4m compared to EUR1,002.3m at March 31, 2002.





Notes to the Financial Statements



1.     Accounting Policies


        The accounting policies followed in the preparation of these consolidated financial statements for the nine months ended December 31, 2002 are consistent with those set out in the Annual Report for the year ended March 31, 2002.

2.     Approval of the Financial Statements


        The Audit Committee approved the consolidated financial statements for the Quarter and nine months ended December 31, 2002 on February 3rd, 2003.

3.     Generally Accepted Accounting Policies


        The Management Discussion and Analysis of Results for the Quarter and nine months ended December 31, 2002 are based on the results reported under Irish and UK GAAP.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  04 FEBRUARY 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director